September 11, 2017

Ms. Laura Nicholson

Special Counsel

Office of Transportation and Leisure

Securities and Exchange Commission

Mail Stop 3561

Washington, D. C. 20549

Re:	Cala Corporation
Registration Statement on Form 10 Filed June 27, 2017 File No. 000-15109

Dear Ms. Nicholson:

Please accept this letter as Cala Corporation’s response to your letter dated September 5, 2017. We are filing this letter along with the F10-A, Amendment 2, which we believe addresses all of the issues raised in your letter. Our specific response to the comments raised are as follows:

1.	The disclosure has been revised to reflect the risk factor associated with a second revocation of registration as requested. The disclosure was added to the section entitled "Risks Related to Our Securities".

2.	Preferred Stock: Although the Articles of Incorporation were amended to authorize the issuance of preferred stock, no such shares of preferred stock are issued and outstanding.

3.	The disclosure has been amended to include the violations of law found by the California Corporations Commissioner in the section entitled "Involvement in Legal Proceedings".

4.	Exhibit 3.1 has been amended to include only the Amended Articles of Incorporation for the Company.

Sincerely,

Joe Cala President, Cala Corporation

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www.calacorp.com

701 N. Post Oak Rd., Suite 615

Houston, Texas 77024

713-380-5147